SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                             -----------------

                               SCHEDULE 13D/A
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                           (AMENDMENT NO. 15)(1)

                    AIR & WATER TECHNOLOGIES CORPORATION
                              (Name of Issuer)

                            CLASS A COMMON STOCK
                              $.001 PAR VALUE

                                 009058108
                               (CUSIP Number)

                          Martha E. McGarry, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               March 4, 1998
          (Date of Event which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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1     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





CUSIP NO. 009058108                   13D
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(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            COMPAGNIE GENERALE DES EAUX
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(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF THE GROUP
                                                                  (a) |x|
                                                                  (b) |_|
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(3)   SEC USE ONLY

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(4)   SOURCE OF FUNDS
                   OO
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(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) OR 2(E)                                        |-|

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(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
            FRANCE
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                                   (7)   SOLE VOTING POWER
                                         COMMON STOCK: 153,609,975
                                         (SEE ITEM 5)
                                   -----------------------------------------
               NUMBER OF           (8)   SHARED VOTING POWER
                 SHARES                  NONE
              BENEFICIALLY         -----------------------------------------
                OWNED BY           (9)   SOLE DISPOSITIVE POWER
                  EACH                   COMMON STOCK: 153,609,975
               REPORTING                 (SEE ITEM 5)
              PERSON WITH          -----------------------------------------
                                   (10) SHARED DISPOSITIVE POWER
                                        NONE
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(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      COMMON STOCK:  153,609,975  (SEE ITEM 5)
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(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                       |_|
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(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            83.0%
----------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON
            CO
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            Compagnie Generale des Eaux ("CGE") hereby amends and
supplements the report on Schedule 13D, originally filed on May 23, 1990, as amended (the "Schedule 13D"), with respect to its ownership of shares of Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), of Air & Water Technologies Corporation, a Delaware corporation ("AWT"). Capitalized terms used herein but not otherwise defined shall have the meanings assigned to them in the Schedule 13D.

            The Schedule 13D is hereby amended as follows:

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

            On March 4, 1998, CGE and its indirect wholly-owned subsidiary, Anjou International Company ("Anjou"), exercised in full the transferable subscription rights received in the rights offering by AWT, each right allowing them to purchase one share of Class A Common Stock at a cash subscription price of $1.75 per share, to purchase an aggregate of 86,682,816 shares of Class A Common Stock at an aggregate cash price of $151,694,928. The rights offering was conducted pursuant to the terms of the Recapitalization Agreement, dated as of September 24, 1997 and amended as of January 26, 1998, among AWT, CGE and Anjou (the "Recapitalization Agreement"). On March 10, 1998, pursuant to the terms of the Recapitalization Agreement, CGE also purchased an additional 19,031,470 shares of Class A Common Stock available as a result of unexercised rights in the rights offering at an aggregate cash price of approximately $33,305,073. On March 5, 1998, AWT issued a press release reporting the completion of the rights offering (the "March 5 Release"), a copy of which is attached hereto as Exhibit 99.8 and is incorporated herein by reference.

ITEM 4.     PURPOSE OF TRANSACTION.

            The response set forth in Item 4(a) of the Schedule 13D is hereby amended and supplemented to by adding the following information:

            The information contained in the March 5 Release, which is attached hereto as Exhibit 99.8, is incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            The response set forth in Items 5(a) and (b) of the Schedule 13D is hereby amended and supplemented by adding the following information:

            Prior to its purchase of shares of Class A Common Stock in the rights offering, CGE beneficially owned an aggregate of 47,895,689 shares of Class A Common Stock, including 6,702,500 shares owned indirectly through Anjou, representing in the aggregate approximately 72.2% of the outstanding Class A Common Stock and voting power of AWT. Following its purchase of shares of Class A Common Stock in the rights offering, CGE beneficially owns an aggregate of 153,609,975 shares of Class A Common Stock, including 40,988,215 shares owned indirectly through Anjou, representing in the aggregate approximately 83.0% of the outstanding Class A Common Stock and voting power of AWT.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number    Title
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      99.8        Press release of AWT dated March 5, 1998



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              COMPAGNIE GENERALE DES EAUX


                              By:   /s/ Guillaume Hannezo
                                    Name:  Guillaume Hannezo
                                    Title:   Chief Financial Officer

Date: March 13, 1998




                               EXHIBIT INDEX

EXHIBIT NO.                   DESCRIPTION                         PAGE NO.
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      99.8        Press release of AWT dated March 5, 1998